

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 7, 2022

Kobi Kagan
Chief Financial Officer
ELBIT SYSTEMS LTD
Advanced Technology Center
PO Box 539
Haifa 3100401, Israel

Re: ELBIT SYSTEMS LTD
Form 20-F for the Year Ended December 31, 2021
File No. 000-28998

Dear Kobi Kagan:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Data, page 47

1. We note from your Non-GAAP reconciliations on page 48 that you adjust Non-GAAP Gross Profit and Non-GAAP Operating Income for amortization of purchased intangible assets. Please revise your disclosure to address: 1) what amortization is being excluded from the measure; and 2) while the expense is excluded, the revenue of the acquired company is reflected in the measure and that those assets contribute to revenue generation. Additionally, please tell us, and revise to disclose, the nature of the amounts adjusted for "Covid-19 related expenses and write-offs."

2. We note your disclosure that you believe the Non-GAAP data provides useful information to investors by facilitating more meaningful comparisons of your financial results over time. Please revise to clearly disclose the specific reasons why management believes that

presentation of <u>each</u> non-GAAP financial measure provides useful information to investors regarding your financial condition and results of operations. See guidance in Item 10(e)(1)(i)(c) of Regulation S-K.

Note 2. Significant Accounting Policies
S. Revenue Recognition, page F-28

3. We note from your disclosure on page 22 that some of your projects operate under PFI or similar financing arrangements where you provide long-term financing arrangements or facilities, with the repayment generally made based on the project's cash flow. Please explain to us how you have considered these financing arrangements in your revenue recognition in accordance with the guidance in ASC 606-10-32-15 through 20. Also, please revise your disclosure accordingly in accordance with ASC 606-10-50-12(b) which requires disclosure of any significant financing components.

Note 22. Shareholders' Equity
(C). 2018 Equity Incentive Plan, page F-69

4. We note from your disclosure in Note 22 that in 2021 you granted 525,000 stock options. Please revise your notes to the financial statements to disclose the assumptions used to value those options. See guidance in ASC 718-10-50-2(f).

Note 23. Major Customer and Geographic Information, page F-73

5. We note your disclosure in Note 23 that you operate in one reportable segment. Please tell us if you have more than one operating segment that is aggregated into this one reportable segment, and if so, please identify these operating segments for us. Also, please explain to us why the company is organized in the manner that it is, and how the CODM makes decisions about allocations of resources and assesses performance of the company.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Claire Erlanger at (202) 551-3301 or Kevin Woody at (202) 551-3629 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing